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Pricing Supplement No. U181 To the Product Supplement No. U-I dated July 23, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 August 2, 2010

$3,000,000
6 Month 20.25% per annum (approximately 10.125% for the term of the securities) Callable Yield Notes due February 9, 2011 Linked to the Performance of the Common Stock of Genworth Financial, Inc.

General

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The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlying. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs. Any payment on the securities is subject to our ability to pay our obligations as they become due.
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Interest will be paid monthly in arrears at a rate of 20.25% per annum (approximately 10.125% for the term of the securities). Interest will be calculated on a 30/360 basis, subject to Early Redemption.
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The Issuer may redeem the securities, in whole but not in part, on any Interest Payment Date occurring on or after September 9, 2010. No interest will accrue or be payable following an Early Redemption.
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Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing February 9, 2011.†
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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
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The securities priced on August 2, 2010 (the "Trade Date") and are expected to settle on August 9, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Underlying:	The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Share Price and Knock-In Price:
Underlying	Ticker	Initial Share Price	Knock-In Price
Genworth Financial, Inc ("GNW")	GNW	$13.67	$8.89
Interest Rate:	20.25% per annum (approximately 10.125% for the term of the securities). Interest will be calculated on a 30/360 basis.
Interest Payment Dates:	Unless redeemed earlier, interest will be paid monthly in arrears on September 9, 2010, October 12, 2010, November 9, 2010, December 9, 2010, January 10, 2011 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.
Redemption Amount:	At maturity, the Redemption Amount you will be entitled to receive will depend on the performance of the Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:
•	If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return. In this case, the Redemption Amount will be less than or equal to $650 per $1,000 principal amount of securities and you could lose your entire investment.
•	If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.
Early Redemption:	The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after September 9, 2010 upon at least five business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.
Knock-In Event:	A Knock-In Event will occur if the Final Share Price is less than or equal to the Knock-In Price.
Knock-In Price:	As set forth in the table above.
Underlying Return:	The Underlying Return will be calculated as follows:
Final Share Price – Initial Share Price Initial Share Price:	; subject to a maximum of zero
Initial Share Price:	As set forth in the table above.
Final Share Price:	The closing price of the Underlying on the Valuation Date. The closing price of the Underlying is subject to adjustment for dilution events as described in the accompanying product supplement.
Valuation Date:†	February 2, 2011
Maturity Date:†	February 9, 2011
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ELY2

†Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

Investing in the securities involves a number of risks. See "Selected Risk Considerations" in this pricing supplement and "Risk Factors" beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer

Per security	$1,000.00	$10.00	$990.00

Total	$3,000,000.00	$30,000.00	$2,970,000.00

(1) We or one of our affiliates will pay discounts and commissions of $10.00 per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC ("CSSU"), is our affiliate. For more information, see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Notes	$3,000,000.00	$213.90

Credit Suisse

August 2, 2010

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated July 23, 2010, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 relating to our Medium Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Product supplement No. U-I dated July 23, 2010:

    http://www.sec.gov/Archives/edgar/data/1053092/000089109210002984/e39475_424b2.htm

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  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

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  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the product supplement and "Selected Risk Considerations" in this pricing supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts and Total Payments on the Securities

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the table, total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities for a range of Underlying Returns. The table and examples assume that the securities are not redeemed prior to maturity and the term of the securities is exactly six months, and reflect the Interest Rate applicable to the securities of 20.25% per annum (approximately 10.125% for the term of the securities) and a Knock-In Price for the Underlying of 65% of the Initial Share Price. In addition, the examples below assume that the Initial Share Price is $13.50. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual interest payment. The Redemption Amounts and total payment amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments applicable to a purchaser of the securities will depend on the Final Share Price determined on the Valuation Date. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Share Price will decrease in comparison to the Initial Share Price. Any payment you will be entitled to receive is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Table: Hypothetical total payments on the securities at maturity.

Final Share Price	Percentage Change from the Initial Share Price to the Final Share Price	Underlying Return	Redemption Amount per $1,000 Principal Amount of Securities	Total Interest Payment per $1,000 Principal Amount of Securities	Total Payment per $1,000 Principal Amount of Securities
$27.00	100%	0%	$1,000	$101.25	$1,101.25
$25.65	90%	0%	$1,000	$101.25	$1,101.25
$24.30	80%	0%	$1,000	$101.25	$1,101.25
$22.95	70%	0%	$1,000	$101.25	$1,101.25
$21.60	60%	0%	$1,000	$101.25	$1,101.25
$20.25	50%	0%	$1,000	$101.25	$1,101.25
$18.90	40%	0%	$1,000	$101.25	$1,101.25
$17.55	30%	0%	$1,000	$101.25	$1,101.25
$16.20	20%	0%	$1,000	$101.25	$1,101.25
$14.85	10%	0%	$1,000	$101.25	$1,101.25
$13.50	0%	0%	$1,000	$101.25	$1,101.25
$12.15	-10%	-10%	$1,000	$101.25	$1,101.25
$10.80	-20%	-20%	$1,000	$101.25	$1,101.25
$9.45	-30%	-30%	$1,000	$101.25	$1,101.25
$8.78	-35%	-35%	$650	$101.25	$751.25
$8.10	-40%	-40%	$600	$101.25	$701.25
$6.75	-50%	-50%	$500	$101.25	$601.25
$5.40	-60%	-60%	$400	$101.25	$501.25
$4.05	-70%	-70%	$300	$101.25	$401.25
$2.70	-80%	-80%	$200	$101.25	$301.25
$1.35	-90%	-90%	$100	$101.25	$201.25
$0.00	-100%	-100%	$0	$101.25	$101.25

The following examples illustrate how the Redemption Amount is calculated per $1,000 principal amount of securities.

Example 1:

Initial Share Price	Knock-In Price	Final Share Price
$13.50	$8.78	$14.85 (110% of Initial Share Price)

The Final Share Price is not less than or equal to the Knock-In Price. Therefore, a Knock-In Event does not occur and the Redemption Amount equals $1,000.

Example 2:

Initial Share Price	Knock-In Price	Final Share Price
$13.50	$8.78	$9.45 (70% of Initial Share Price)

The Final Share Price is not less than or equal to the Knock-In Price. Therefore, a Knock-In Event does not occur and the Redemption Amount equals $1,000.

Example 3:

Initial Share Price	Knock-In Price	Final Share Price
$13.50	$8.78	$8.78 (65% of Initial Share Price)

The Final Share Price is equal to the Knock-In Price. Therefore, a Knock-In Event occurs and the Underlying Return is equal to:

Underlying Return	=	Final Share Price - Initial Share Price Initial Share Price
	=	(8.78 - 13.50) / 13.50
	=	-0.35
The Redemption Amount	=	principal amount of the securities × (1 + Underlying Return)
	=	$1,000 × (1 - 0.35)
	=	$650

Example 4:

Initial Share Price	Knock-In Price	Final Share Price
$13.50	$8.78	$6.75 (50% of Initial Share Price)

The Final Share Price is less than the Knock-In Price. Therefore, a Knock-In Event occurs and the Underlying Return is equal to:

Underlying Return	=	Final Share Price - Initial Share Price Initial Share Price
	=	(6.75 - 13.50) / 13.50
	=	-0.50
The Redemption Amount	=	principal amount of the securities × (1 + Underlying Return)
	=	$1,000 × (1 - 0.50)
	=	$500

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY – You may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If the Final Share Price is less than the Knock-In Price, you will be fully exposed to any depreciation in the Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities, and you will lose your entire investment if the Final Share Price falls to zero. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Share Price will decrease in comparison to the Initial Share Price. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

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  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION – The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Share Price is greater than the Initial Share Price, you will not receive the appreciation of the Underlying. Assuming the securities are held to maturity and the term of the securities is exactly six months, the maximum amount payable with respect to the securities is $1,101.25 for each $1,000 principal amount of securities.

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  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES – The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after September 9, 2010 upon at least five business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive the principal amount of your securities and any accrued but unpaid interest payable on such Interest Payment Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

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  NO AFFILIATION WITH THE UNDERLYING ISSUER – We are not affiliated with the issuer of the Underlying (the "Underlying Issuer"). We assume no responsibility for the adequacy of the information about the Underlying Issuer contained in this pricing supplement. You should make your own investigation into the Underlying and the Underlying Issuer. We are not responsible for the Underlying Issuer's public disclosure of information, whether contained in SEC filings or otherwise. In addition, the issuer of the Underlying will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying and the securities.

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  ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of the Securities—Adjustments—For reference shares" in the accompanying product supplement.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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  AN INVESTMENT IN THE SECURITIES IS NOT THE SAME AS AN INVESTMENT IN THE UNDERLYING – Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying. The return on your investment, which will depend on the performance of the Underlying and whether a Knock-In Event occurs is not the same as the total return based on the purchase of shares of the Underlying.

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  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Underlying.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the market price of the Underlying on any trading day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

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    the expected volatility of the Underlying;

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    the time to maturity of the securities;

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    the Early Redemption feature, which is likely to limit the value of the securities;

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    interest and yield rates in the market generally;

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    the dividend rate paid on the Underlying;

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    investors' expectations with respect to the rate of inflation;

    o
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying, or markets generally and which may affect the price of the Underlying;

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    the occurrence of certain events to the Underlying that may or may not require an anti-dilution adjustment for the Underlying; and

    o
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

The Underlying

All information contained herein with respect to the Underlying and the Underlying Issuer is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Exchange Act are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We have not participated in the preparation of, or verified, such publically available information

Genworth Financial, Inc. ("Genworth Financial")

According to its publicly available filings with the SEC, Genworth Financial is a financial security company that provides insurance, wealth management, investment and financial solutions. In the U.S., Genworth offers mortgage insurance products predominantly insuring prime-based, individually underwritten residential mortgage loans, also known as flow mortgage insurance. The Class A common stock of Genworth Financial, par value $0.001 per share, is registered under the Exchange Act and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Genworth Financial herein. Genworth Financial's SEC file number is 1-32195.

Historical Information of the Class A Common Stock of Genworth Financial

The following graph sets forth the historical performance of the common stock of Genworth Financial based on its daily closing price (in U.S. dollars) from January 1, 2005 through August 2, 2010. The closing price of one share of the common stock of Genworth Financial on August 2, 2010 was $13.67.

Historical Performance of the Class A
Common Stock of Genworth Financial

Supplemental Information Regarding Certain United States Federal Income Tax Considerations

The amount of the stated interest rate on the security that constitutes interest on the Deposit (as defined in the accompanying product supplement) equals 0.50994%, and the remaining balance constitutes the Put Premium (as defined in the accompanying product supplement). Please refer to "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of $10 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about August 9, 2010, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CSSU is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities. For further information, please refer to "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

Credit Suisse

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Historical Performance of the Class A Common Stock of Genworth Financial
Credit Suisse